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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

 Commission File Number: 333-159251

IESI-BFC LTD.
(formerly BFI Canada Ltd.)
(Translation of registrant's name into English)

135 Queen's Plate Road, Suite 300
Toronto, Ontario, Canada
M9W 6V1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBIT LIST

Exhibit	Description
99.1	Management Information Circular dated April 27, 2010 (including the Notice of Annual Meeting of Shareholders)
99.2	Annual Report 2009

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IESI-BFC LTD.
Date: May 7, 2010
	By:	/s/ WILLIAM CHYFETZ
		Name: Title:	William Chyfetz Vice President, General Counsel and Secretary

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EXHIBIT LIST
SIGNATURE